March 23, 2012

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attn: Mr. Kevin Woody, Branch Chief

Re:	Highwoods Properties, Inc. (the “Company”)
Form 10-K for the Year Ended December 31, 2011
Filed February 7, 2012
File No. 001-13100

Highwoods Realty Limited Partnership (the “Operating Partnership”)
Form 10-K for the Year Ended December 31, 2011
Filed February 7, 2012
File No. 000-21731
Ladies and Gentlemen:
We are writing this letter in response to the comment letter from Mr. Kevin Woody, Branch Chief, dated March 13, 2012, regarding the Company's Form 10-K for the Year Ended December 31, 2011 and the Operating Partnership's Form 10-K for the Year Ended December 31, 2011.

For your convenience, we have reproduced below the numbered comments from the comment letter and included the responses of the Company and the Operating Partnership to such comments. Capitalized terms used but not defined herein have the meanings set forth in the 2011 Form 10-K.

Form 10-K for Highwoods Properties, Inc. for the fiscal year ended December 31, 2011

Item 7. Management's Discussion and Analysis of Financial condition and Results of Operation,

Non-GAAP Measures - FFO and NOI, page 39

1.	Comment: Please disclose that the amount of depreciation and amortization of real estate assets from unconsolidated affiliates represents your percentage ownership of that amount, if true.

Response: In each future periodic report in which we include a table disclosing FFO, we will clarify in the disclosure that the amount of depreciation and amortization of real estate assets from unconsolidated affiliates represents our percentage ownership of that amount substantially as follows (changes in bold, italics and underlined):

The Company's presentation of FFO is consistent with FFO as defined by the National Association of Real Estate Investment Trusts (“NAREIT”), which is calculated as follows:

3100 Smoketree Court, Suite 600, Raleigh, NC 27604-1051
Phone: 919.872.4924 ● Fax: 919.876.2448
www.highwoods.com ● Listed: New York Stock Exchange - HIW

•	Net income/(loss) computed in accordance with GAAP;

•	Less dividends to holders of Preferred Stock and less excess of Preferred Stock redemption cost over carrying value;

•	Less net income attributable to noncontrolling interests in consolidated affiliates;

•	Plus depreciation and amortization of depreciable operating properties;

•
Less gains, or plus losses, from sales of depreciable operating properties, plus impairments on depreciable operating properties and excluding items that are classified as extraordinary items under GAAP;

•
Plus or minus our proportionate share of adjustments, including depreciation and amortization of depreciable operating properties, for unconsolidated partnerships and joint ventures (to reflect funds from operations on the same basis); and

•
Plus or minus adjustments for depreciation and amortization and gains/(losses) on sales of depreciable operating properties, plus impairments on depreciable operating properties, and noncontrolling interests in consolidated affiliates related to discontinued operations.

2.
Comment: Please disclose the gross amount of revenues and property expenses of your non same property net operating income. In addition, please disclose the number of properties moved to and removed from your same property definition for each year presented.

Response: In each future periodic report in which we include a table disclosing same property NOI, we will disclose the gross amount of revenues and property expenses of our non same property net operating income and disclose the number of properties moved to and removed from our same property definition for each period presented substantially as follows (changes in bold, italics and underlined):

Our same property portfolio consisted of 292 in-service office, industrial and retail properties encompassing 26.9 million square feet that were wholly owned during the entirety of the periods presented (from January 1, 2011 to March 31, 2012). In our most recent prior periodic report, our 2011 Annual Report, our same property portfolio consisted of 289 in-service office, industrial and retail properties encompassing 26.2 million square feet that were wholly owned during the entirety of the periods presented therein (from January 1, 2010 to December 31, 2011). The change in our same property portfolio was due to the addition of one office property encompassing 0.3 million square feet acquired during 2010 and three newly developed office properties encompassing 0.5 million square feet placed in service during 2010, offset by the removal of one office property encompassing 0.1 million square feet qualifying for discontinued operations during 2012.

Rental and other revenues related to properties not in our same property portfolio were $16.3 million and $5.2 million for the three months ended March 31, 2012 and 2011, respectively. Rental property and other expenses related to properties not in our same property portfolio were $8.2 million and $2.8 million for the three months ended March 31, 2012 and 2011, respectively.

Consolidated Statements of Cash Flows, Page 56

3.
Comment: Please disclose the cash outflows from real estate acquisitions, development, and lease costs separately for each year presented. Please make similar disclosures within the financial statements of your operating partnership's financial statements.

Response: In the investing activities section of the consolidated statements of cash flows in each future periodic report, we will disclose the cash outflows from real estate acquisitions, development, and lease costs separately for each period presented substantially as follows (changes in bold, italics and underlined):

	Three Months Ended March 31,
	2012	2011
Investing activities:
~~Additions to real estate assets and deferred leasing costs~~		~~(16,835 )~~
Investment in acquired real estate and related intangible assets, net of cash acquired		—
Investment in development in process		(1,479)
Investment in tenant improvements and deferred leasing costs		(12,912)
Investment in building improvements		(2,444)
Net proceeds from disposition of real estate assets		—
Net proceeds from disposition of for-sale residential condominiums		510
Proceeds from disposition of investment in unconsolidated affiliates		—
Distributions of capital from unconsolidated affiliates		408
Repayments of mortgages and notes receivable		133
Contributions to unconsolidated affiliates		(422)
Changes in restricted cash and other investing activities		1,966
Net cash used in investing activities		(14,240)

Each of the Company and the Operating Partnership acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; (iii) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We further understand that the Division of Enforcement has access to all information we provide to the staff of the Division of Corporation Finance in its review of our filing or in response to its comments on our filing.

If you need any additional information or if we can be of any further assistance, please call me at (919) 875-6682.

Very truly yours,

/s/ Terry L. Stevens

Terry L. Stevens
Senior Vice President and Chief Financial Officer

cc:    Mr. Howard Efron, SEC